Filed Pursuant to Rule 424(b)(3)
File No. 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 4
DATED MARCH 31, 2010
TO THE PROSPECTUS
DATED APRIL 24, 2009

This prospectus supplement (this “Supplement”) updates, modifies and supplements the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), dated April 24, 2009 (the “Prospectus”), as previously supplemented by Supplement No. 1, dated July 7, 2009, Supplement No. 2, dated October 5, 2009, and Supplement No. 3, dated December 10, 2009. This Supplement should be read in conjunction with the Prospectus and Supplement No. 1, Supplement No. 2 and Supplement No. 3. This Supplement updates, modifies or supersedes certain information contained in the Prospectus and Supplement No. 1, Supplement No. 2 and Supplement No. 3 as described below. This Supplement will be delivered with the Prospectus and Supplement No. 1, Supplement No. 2 and Supplement No. 3.

The purpose of this supplement is to update the status of the offering, to update information about the sponsor, to update the prior performance of affiliates of our sponsor, including the prior performance tables in Appendix A of the Prospectus, the update the recent adverse business developments affecting the sponsor’s prior program and non-program properties, and to disclose certain information about the payment of our fees and expenses.

Status of Our Public Offering

We commenced our initial public offering of 51,000,000 shares of common stock on April 24, 2009. As of December 31, 2009, we had received aggregate gross offering proceeds of approximately $12.1 million from the sale of approximately 1.2 million shares in our initial public offering. After allowing for the payment of approximately $1.0 million in selling commissions and dealer manager fees and $2.7 million on other offering expenses, as of December 31, 2009, we had raised aggregate net offering proceeds of approximately $8.4 million.

Our Sponsor

Our sponsor, David Lichtenstein, who does business as The Lightstone Group and wholly owns the limited liability company of that name, is one of the largest private residential and commercial real estate owners and operators in the United States today. Our sponsor has a portfolio of over 170 properties containing approximately 10,620 multifamily units, 5.2 million square feet of office space, 2.8 million square feet of industrial space and 12.5 million square feet of retail space. These residential, office, industrial and retail properties are located in 25 states, the District of Columbia and Puerto Rico. Based in New York, and supported by regional offices in New Jersey, Illinois and Maryland, our sponsor employees approximately 1,050 staff and professionals. Our sponsor is also the sponsor of Lightstone Value Plus Real Estate Investment Trust, Inc. (“Lightstone I”), a non-traded REIT with similar investment objectives to ours. Certain of the sponsor’s properties have been adversely affected by recent market conditions. U.S. and international markets recently experienced and continue to experience increased levels of volatility. For a description of the recent adverse developments that have affected and may continue to affect some of the sponsor's properties, see the section of this prospectus captioned “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments.” In addition on December 8, 2009, our sponsor entered into a definitive agreement to dispose of all of its outlet centers interests, which comprise of approximately 8 million square feet of the 12.5 million square feet of retail space owned. The transaction is expected to close during calendar 2010.

COMPENSATION TABLE

The compensation arrangements between us, our advisor, property managers, dealer manager, The Lightstone Group and their affiliates were not determined by arm’s-length negotiations. The following table discloses the compensation which we may pay such parties. In those instances in which there are maximum amounts or ceilings on the compensation which may be received, our affiliates may not recover any excess amounts for those services by reclassifying them under a different compensation or fee category. See the section of this prospectus captioned “Conflict of Interest” for more information about the conflicts of interest with our affiliates.

We define net income as total revenues less expenses other than additions to reserves for depreciation or bad debts or other similar non-cash reserves. When we use the term “net income” for purposes of calculating some expenses and fees, it excludes the gain from the sale of our assets. However, this net income definition is not in accordance with generally accepted accounting principles in the United States, because we do not deduct depreciation and other non-cash reserves in determining net income.

We define the term “net investment” to mean the original issue price paid for our common stock, reduced by distributions from the sale or financing of our properties.

For description of an undertaking that we have made to limit compensation paid to our affiliates, see “Compensation Restrictions” and “Reports to Stockholders.”

Non-Subordinated Payments

The following aggregate amounts of compensation, allowances and fees we may pay to our affiliates are not subordinated to the returns on initial investments that we are required to pay to our stockholders.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
Organizational and Offering Stage
Selling commissions and dealer manager fees paid to Lightstone Securities LLC.(1)	Up to 7% of gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Lightstone Securities, our dealer manager, intends to reallow 100% of commissions earned for those transactions that involve
	participating broker-dealers.	We currently estimate selling commissions of $35,700,000 if the maximum offering is sold.
	Up to 3% of gross offering proceeds before reallowance to participating broker-dealers. Lightstone Securities, in its sole discretion, may reallow a portion of its dealer manager fee of up to 3% of the gross offering proceeds to be paid to such participating broker-dealers.	We currently estimate a dealer manager fee of $15,300,000 if the maximum offering is sold.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
We will sell subordinated profits interests of our operating partnership to Lightstone SLP II LLC and use the sale proceeds to pay all selling commissions and all dealer manager fees. If we achieve the maximum offering, we estimate selling commissions and dealer manager fees of $51,000,000.
Organization and other offering costs.(2)	We will pay all organizational and offering expenses in connection with this offering, except we will use the proceeds from (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the cash sale of our subordinated profits interests (if any) to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross proceeds.	We currently estimate organization and offering expenses of approximately $4,100,000 if the maximum offering is sold.
If the selling commissions and dealer manager fees exceed 10% of the proceeds raised in the offering and, due to unforeseen circumstances the offering abruptly terminates after receiving the minimum subscription proceeds, the excess will be paid by the dealer manager without recourse to us.
Acquisition Stage
Acquisition fee and expenses paid to our advisor.	Our advisor will be paid an acquisition fee in an amount equal to 0.95% of the gross contract purchase price (including any mortgage assumed) of the property purchased. Our advisor will also be reimbursed for expenses that it incurs in connection with purchase of the
	property.	$4,845,000 will be paid as an acquisition fee if 51,000,000 shares are sold ($19,380,000 assuming aggregate long-term permanent leverage of approximately 75%).
The acquisition fee and expenses for any particular property, including amounts payable to affiliates, will not exceed, in the aggregate, 5% of the gross contract purchase price (including any mortgage assumed) of the property.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
If we request additional services, the compensation will be provided on separate agreed-upon terms and the rate will be approved by a majority of disinterested directors, including a majority of the disinterested independent directors, as fair and reasonable for us.
Operational Stage
Property management fee paid to our property managers. This fee will be paid for services in connection with the rental, leasing, operation and management of the properties and the supervision of any third parties that are engaged by our property managers to provide such services.	Residential and Retail Properties: Our property managers will be paid a monthly management fee of 5% of the gross revenues from our residential and retail properties.

	Office and Industrial Properties: For the management and leasing of our office and industrial properties, we will pay to our property managers property management and leasing fees of up to 4.5% of gross revenues from our office and industrial properties. In addition, we may pay our property manager a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s-length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area.	The actual amounts are dependent upon results of operations and, therefore, cannot be determined at the present time.
Lodging Properties: For the management and leasing of our lodging properties, we will pay to our property managers property management fee of up to 5% of revenues.
Notwithstanding the foregoing, our property managers may be entitled to receive higher fees in the event our property managers demonstrate to the satisfaction of a majority of the directors (including a majority of the independent directors) that a higher competitive fee is justified for the services rendered.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
Our property managers may subcontract their duties for a fee that may be less than the fee provided for in the management services agreements. In the event one of our property managers subcontracts its duties with respect to some or all of our properties, the fees payable to such parties for such services will be deducted from the monthly management fee payable to such property manager by us or paid directly by such property manager.
Asset management fee paid to our advisor.	Our advisor will be paid an advisor asset management fee of 0.95% of our average invested assets. Average invested assets means the average of the aggregate book value of our assets invested in equity interests in, and loans secured by, real estate before reserves for depreciation or bad debt or other similar non-cash reserves. We will compute the average invested assets by taking the average of these values at the end of each month during the quarter for which we are calculating the fee. The fee will be payable quarterly in an amount equal to 0.2375 of 1% of average invested assets as of the last day of the immediately preceding quarter.	The amount of the fee depends on the cost of the average invested assets at the time the fee is payable and, therefore, cannot be determined now.
Our advisor must reimburse us for the amounts, if any, by which our total operating expenses, the sum of the advisor asset management fee plus other operating expenses, paid during the previous fiscal year exceed the greater of:
(1) 2% of our average invested assets for that fiscal year, or
(2) 25% of our net income for that fiscal year;

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
Items such as interest payments, taxes, non-cash expenditures, the special liquidation distribution, organization and offering expenses, and acquisition fees and expenses are excluded from the definition of total operating expenses, which otherwise includes the aggregate expenses of any kind paid or incurred by us. Excess amounts relating to items listed above may not need to be reimbursed. See “Management — Our
Advisory Agreement” for an explanation of circumstances where the excess amount specified in clause (1) may not need to be reimbursed.
Reimbursable expenses to our advisor. These may include costs of goods and services, administrative services and non-supervisory services performed directly for us by independent parties.	We will reimburse some expenses of the advisor related to our organization and this offering. We will reimburse our advisor for acquisition expenses up to a maximum amount which, collectively with all acquisition expenses and fees, will not exeed, in the aggregate, 5% of our gross offering proceeds. The compensation and reimbursements to our advisor will be approved by a majority of our directors and a majority of our independent directors as fair and reasonable for us.	The actual amounts of reimbursable expenses in connection with this offering are dependent upon results of operations and, therefore, cannot be determined at the present time. The reimbursable expenses are subject to aggregate limitations on our operating expenses referred to under “Non-Subordinating Payments — Operational Stage — Asset Management Fee” above.
Subordinated Payments	Operational Stage
We cannot assure investors of the cumulative non-compounded returns discussed below, which we disclose solely as a measure for the incentive compensation of our sponsor, advisor and affiliates.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
Distributions with respect to the subordinated profits interests, payable to Lightstone SLP II LLC, which is controlled by our sponsor.(3)	(i) Before Achieving the 7% Stockholder Return Threshold. Regular distributions will be made initially to us, which we will then distribute to the holders of our common stock, until these holders have received dividends equal to a cumulative non-compounded return of 7% per year on their net investment. Until this 7% threshold is reached, our operating partnership will not pay to Lightstone SLP II LLC, which is controlled by our sponsor, any distributions with respect to the purchase price of the subordinated profits interests that it received in exchange for agreeing to pay the dealer manager fees and selling commissions.	The actual amounts are dependent upon results of operations and, therefore, cannot be determined at the present time.
(ii) After Achieving the 7% Stockholder Return Threshold. After the first 7% threshold is reached, our operating partnership will make all of its distributions to Lightstone SLP II LLC until that entity receives an amount equal to a cumulative non-compounded return of 7% per year on the purchase price of the subordinated profits interests.
(iii) Before Achieving the 12% Stockholder Return Threshold. After this second 7% threshold is reached and until the holders of our common stock have received dividends in an amount equal to a cumulative non-compounded return of 12% per year on their net investment (including, for the purpose of the calculation of such amount, the amounts equaling a 7% return on their net investment described in paragraph (i) of this section), 70% of the aggregate amount of any additional distributions by our operating partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 30% of such amount will be payable by our operating partnership to Lightstone SLP II LLC. “Net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
(iv) After Achieving the 12% Stockholder Return Threshold. After this 12% threshold is reached, 60% of the aggregate amount of any additional distributions by our operating partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 40% of such amount will be payable by our operating partnership to Lightstone SLP II LLC.
Liquidation Stage
Special liquidation distribution, payable to Lightstone SLP II LLC, which is controlled by our sponsor.(4)	i. Before Achieving the 7% Stockholder Return Threshold. Distributions in connection with our liquidation will be made initially to us, which we will distribute to holders of our common stock, until these holders have received liquidation distributions equal to their initial investment plus a cumulative non-compounded return of 7% per year on their net investment. “Net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties. Until this 7% threshold is reached, our operating partnership will not pay to Lightstone SLP II LLC any special liquidation distribution in connection with our liquidation.	The actual amounts to be received depend upon the net sale proceeds upon our liquidation and, therefore, cannot be determined at the present time.
ii. After Achieving the 7% Stockholder Return Threshold. After the first 7% threshold is reached, Lightstone SLP II LLC will receive special liquidation distributions with respect to the purchase price of the subordinated profits interests that it received in exchange for agreeing to pay the costs and expenses of this offering, including dealer manager fees and selling commissions, until it receives an amount equal to the purchase price of the subordinated profits interests plus a cumulative non-compounded return of 7% per year on the purchase price of those interests.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
iii. Before Achieving the 12% Stockholder Return Threshold. After this second 7% threshold is reached and until the holders of our common stock have received an amount equal to their initial investment plus a cumulative non-compounded return of 12% per year on their net investment (“net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of properties) purpose of the calculation of such amount, the amounts described in paragraph (i) of this section), 70% of the aggregate amount of any additional distributions by our operating partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 30% of such amount will be payable by our operating partnership to Lightstone SLP II LLC; and
iv. After Achieving the 12% Stockholder Return Threshold”. After this 12% threshold is reached, 60% of the aggregate amount of any additional distributions by our operating partnership will be payable to us (and the limited partners entitled to such distributions under the terms of the operating partnership’s operating agreement), which we will distribute to the holders of our common stock, and 40% of such amount will be payable by our operating partnership to Lightstone SLP II LLC.
In the event of the termination of the advisory agreement, Lightstone SLP II LLC may elect to (i) receive cash in an amount equal to the cash purchase price per subordinated profits interest and the value of the contributed interests in real property (with such value determined at the time o contribution) per subordinated profits interest, or (ii) retain the subordinated profits interests and receive distributions in accordance with the terms of such interests.

Type of Compensation and Recipient	Method of Compensation	Estimated Maximum Dollar Amount
We cannot assure investors of the cumulative non-compounded returns discussed above, which we disclose solely as a measure for the incentive compensation of our sponsor, advisor and affiliates.

(1)	The selling commissions, all of which Lightstone Securities will reallow to unaffiliated broker-dealers, and dealer manager fee are unsubordinated payments that we are contractually obligated to make regardless of our sale of the subordinated profits interests. In a separate agreement, Lightstone SLP II LLC committed to purchase subordinated profits interests semiannually at a price of $100,000 for each $1,000,000 in subscriptions that we accept until we achieve the maximum offering. Our sponsor may elect to purchase subordinated profits interests with cash or may contribute interests in real property of equivalent value. The proceeds received from the cash sale of subordinated profits interests will be used to pay dealer manager fees and selling commissions. If our sponsor elects to purchase subordinated profits interests with interests in real properties, a majority of our board of directors (including a majority of our independent directors) will determine the value of the interest based on an appraisal obtained by a qualified independent real estate appraiser concerning the underlying property. If our sponsor elects to contribute interests in real property in exchange for subordinated profits interests, we would own real property interests valued at the time of contribution at $51,000,000 if we achieve the maximum offering, in each case without paying any acquisition fees or acquisition expenses. Any subordinated profits interests purchased with the sponsor’s interest in real property may have property level secured indebtedness to which our purchase may be subject. In determining the value of such interests, the board of directors will consider our individual and portfolio leverage limitations, the maturity date and interest rate of any such indebtedness and the current state of the real estate debt markets at the time of such purchase in determining the value of such property. Our sponsor will independently finance Lightstone SLP II’s cash purchases of these interests without using any funds that we receive from the sale of our common stock. As a result, we will be able to use all of the proceeds from the sale of our common stock to invest in real properties. We will use any of the proceeds the funds received for the subordinated profits interests to pay the unsubordinated selling commissions, dealer manager fee and organizational and offering expenses described above. In consideration of its purchase of subordinated profits interests, Lightstone SLP II LLC will receive an interest in our regular and liquidation distributions. See “Compensation Table — Subordinated Payments.” These distributions to Lightstone SLP II LLC are always subordinated to our stockholders’ receipt of a stated preferred return and are unrelated to the payments to our dealer manager and unaffiliated soliciting dealers discussed above.
(2)	Organization costs consist of actual legal, accounting, printing and other accountable offering expenses, other than selling commissions and the dealer manager fee, including, but not limited to, amounts to reimburse our advisor for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock to be sold in connection with this offering, which shall include, but not be limited to, development of marketing materials and marketing presentations, participating in due diligence, training seminars and educational conferences and coordinating generally the marketing process for this offering in addition to certain oversight costs. We structure the allocation of distributions and other subordinated payments differently than most REITs. In order to facilitate a complete understanding of our allocation structure, please see “Subordinated Distribution Chart” below for a basic table that illustrates how we will allocate these subordinated payments.
(3)	This section describes the apportionment of any regular distributions that the operating partnership may make. At each stage of distributions, a different apportionment method commences or terminates, as applicable, when a particular party or parties have received a specific amount of distributions. The return calculations described below take into account all regular distributions received and not the specific distribution being made. Achievement of a particular threshold, therefore, is determined with reference to all prior distributions made by our operating partnership to Lightstone SLP II, LLC and to us, which distributions we will distribute to holders of our common stock. Once a threshold is reached, the operating partnership will make all subsequent regular distributions pursuant to the allocation method triggered by that or later thresholds.

(4)	This section describes the apportionment of any liquidation distributions that we make. At each stage of distributions, a different apportionment method commences or terminates, as applicable, when a particular party or parties have received a specific amount of distributions. The return calculations described below take into account all regular and liquidation distributions received and not just distributions made upon liquidation. Achievement of a particular threshold, therefore, is determined with reference to all prior distributions made by our operating partnership to Lightstone SLP II LLC and to us, which we will distribute to our stockholders.

Calculations of cumulative non-compounded returns in the above table are computed as follows: for the period for which the calculation is being made, the percentage resulting from dividing: (i) the total distributions paid on each distribution payment date during the designated period, by (ii) the product of (a) the average adjusted investor capital for such period (calculated on a daily basis), and (b) the number of years (including the fractions thereof) elapsed during the specified period.

PRIOR PERFORMANCE OF AFFILIATES OF OUR SPONSOR

Prior Performance Summary

The following paragraphs contain information on prior programs sponsored by its owner, David Lichtenstein (“Sponsor” or “The Lightstone Group”), to invest in real estate. This discussion includes a narrative summary of our Sponsor’s experience in the last ten years for (i) all programs sponsored by him that have invested in real estate regardless of the investment objectives of the program and (ii) its investments for his own account. The information set forth is current as of December 31, 2009, except where a different date is specified. You are strongly encouraged to carefully read the section captioned “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments” below for recent adverse developments that occurred in 2009 and may occur in 2010 that are not reflected in the tabular information reflected in this supplement, including current and potential loan defaults and other adverse developments.

For purposes of this summary and the tables included in this Supplement, we have divided the information into two separate sections. One section deals with the investment performance of our Sponsor, investing for its own account. These investments are referred to as “Non-Program Properties”. The other section deals with the 19 public and non-public real estate investment programs sponsored by our Sponsor and its affiliates which raised funds from outside investors during the 10 years ended December 31, 2009. These investments are referred to as “Program Properties.”

The information contained herein is included solely to provide prospective investors with background to be used to evaluate the real estate experience of our Sponsor and its affiliates. The information summarized below is set forth in greater detail in the Prior Performance Tables for Program and Non-Program Properties included in this Supplement. Investors should direct their attention to the Prior Performance Tables for Program and Non-Program Properties for further information regarding the prior performance of the Sponsor and its affiliates. In addition, as part of its Registration Statement, we have filed certain tables with the Securities and Exchange Commission which report more detailed information regarding Program Property acquisitions by prior programs. Investors can obtain copies of such tables, without charge, by requesting Table VI — Acquisition of Properties by Programs from Part II of this registration statement from us.

THE INFORMATION IN THIS SECTION AND THE TABLES REFERENCED HEREIN SHOULD NOT BE CONSIDERED AS INDICATIVE OF HOW WE WILL PERFORM. THIS DISCUSSION REFERS TO THE PERFORMANCE OF PRIOR PROGRAMS AND PROPERTIES SPONSORED BY OUR SPONSOR OR ITS AFFILIATES OVER THE PERIODS LISTED THEREIN. IN ADDITION, THE TABLES INCLUDED WITH THIS SUPPLEMENT (WHICH REFLECT RESULTS OVER THE PERIODS SPECIFIED IN EACH TABLE) DO NOT MEAN THAT WE WILL MAKE INVESTMENTS COMPARABLE TO THOSE REFLECTED IN SUCH TABLES. IF YOU PURCHASE SHARES IN LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC., YOU WILL NOT HAVE ANY OWNERSHIP INTEREST IN ANY OF THE REAL ESTATE PROGRAMS DESCRIBED IN THE TABLES (UNLESS YOU ARE ALSO AN INVESTOR IN THOSE REAL ESTATE PROGRAMS).

Our Sponsor

Our business is managed by Lightstone Value Plus REIT, LLC (the “Advisor”), an affiliate of the Lightstone Group (our “Sponsor”), under the terms and conditions of an advisory agreement. Our Sponsor and Advisor are owned and controlled by David Lichtenstein, the Chairman of our board of directors. Our Sponsor is one of the largest private residential and commercial real estate owners and operators in the United States today, with a diversified portfolio of over 170 properties containing approximately 10,620 multifamily units, 5.2 million square feet of office space, 2.8 million square feet of industrial space, and 12.5 million square feet of retail space. These residential, office, industrial and retail properties are located in 25 states, the District of Columbia and Puerto Rico. Based in New York, and supported by regional offices in New Jersey, Illinois and Maryland, our sponsor employs approximately 1,050 staff and professionals including a senior management team with approximately 24 years on average of industry experience. Our Sponsor has extensive experience in the areas of investment selection, underwriting, due diligence, portfolio management, asset management, property management, leasing, disposition, finance, accounting and investor relations. Our Sponsor, on December 8, 2009, entered into a definitive agreement to dispose of all of its outlet centers interests, which comprise of approximately 8 million square feet of the 12.5 million square feet of retail space owned. The transaction is expected to close during calendar 2010.

For a description of the recent adverse developments that have affected and may continue to affect some of the sponsor’s properties, see the section of this supplement captioned “Prior Performance of Affiliates of our Sponsor — Recent Adverse Business Developments,” below.

During the past ten years, our Sponsor has invested in numerous real estate properties. Generally, our Sponsor acquired such properties for its own account. (These personal account investments are referred to as “Non-Program Properties”.) Additionally, our Sponsor also purchased certain real estate properties through 19 non-public and one public programs in which it raised funds from outside investors during the last ten years. (Since outside investors are included, these are referred to as “Program Properties”.)

Non-Program Properties

The following is a summary of the investment performance of our Sponsor that represents the results of investments made for his own account (“Non-Program Properties”) since 2005. Mr. Lichtenstein has been in the real estate business since 1985 and has been operating independently since 1995. Prior to that date, Mr. Lichtenstein operated in an organization that was controlled by a group over which he did not have operational control. This information is presented to show our Sponsor’s experience investing in Non-Program Properties. For all Non-Program Properties, our Sponsor has operational control, including making all material property decisions.

The following definitions are applicable to the Non-Program Properties summaries below:

“Acquisition Costs” include a Non-Program Properties total purchase price including closing costs (e.g., legal fees and expenses, appraisals, accounting fees, due diligence expenses, title insurance and similar and related costs).

“Cumulative Capital Advanced” is the total cash capital contributed or loans advanced to the owning entities by our Sponsor and its affiliates.

“Cumulative Cash Distributions” is the aggregate amount of cash distributed by the owning entities from operating cash flow and sale and refinancing to our Sponsor and its affiliates.

These Non-Program Properties have similar investment objectives as the REIT, capital appreciation with a secondary objective of income. The Non-Program Properties differ from those of the REIT in that: (i) a substantial portion of our Sponsor’s returns have come from refinancing proceeds; (ii) our Sponsor utilizes more leverage than the REIT is permitted to use; (iii) the Non-Program Properties owning entities generally do not pay any Acquisition Fees, Asset Management Fees or other fees to our Sponsor which the REIT does pay; and (iv) the Non-Program Properties owning entities operational documents generally do not contain the prohibitions of self-dealing activities and the operational and investment limitations that are applicable to the REIT. YOU SHOULD NOT CONSTRUE INCLUSION OF THE FOLLOWING INFORMATION AS IMPLYING IN ANY MANNER THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN

THE INFORMATION BELOW BECAUSE THE YIELD AND CASH AVAILABLE AND OTHER FACTORS COULD BE SUBSTANTIALLY DIFFERENT IN OUR PROPERTIES.

At December 31, 2009, the aggregate acquisition cost of the Non-Program Properties owned is approximately $1.6 billion. Such cost is the actual total acquisition costs of the Non-Program Properties and does not represent the current fair market value of such properties. The Cumulative Capital Advanced in the Non-Program Properties is approximately $323.1 million with no capital advanced remaining in such properties (after taking into account all cash distributions as indicated in the table below). As a percentage of cumulative capital invested in these properties, cumulative cash distributions since the inception of these investments in 1995 were 123% as of December 31, 2009. Average cash distributed per year for the last five years as a percentage of cumulative capital invested in all non-program properties at December 31, 2009 was 20.5% per year. For the period January 1, 2005 through December 31, 2009, the Non-Program Properties owned by our Sponsor made aggregate cash distributions to our Sponsor from operations, sales and refinancing proceeds of approximately $343.9 million.

For the period January 1, 2005 through December 31, 2009, the Non-Program Properties owned by our Sponsor made aggregate cash distributions to our Sponsor from operations, sales and refinancing proceeds of approximately $378.0 million. Information on such Non-Program Properties owned is set forth in the table below.

Aggregate Cash Distributions from Non-Program Properties
for the Period January 1, 2005 to December 31, 2009

	2005	2006	2007	2008	2009
Number of Non-Program Real Estate Properties Owned	66	89	124	114	79
Cumulative Acquisition Costs to date(1)	$1,332,727,089	$1,640,447,392	$1,901,263,338	$1,901,263,338	$1,901,263,338
Cumulative Capital Advanced as of the end of the period(2)	$247,598,614	$270,952,381	$295,664,928	$299,982,142	$305,225,534
Cumulative Cash Distributions as of the end of the period(3)	$150,812,489	$303,098,044	$314,054,088	$367,677,063	$390,509,205
Total Acquisition Costs during the period	$1,069,025,000	$307,720,303	$260,815,946	$—	$—
Original Mortgage	$865,393,953	$286,573,360	$237,550,000	$—	$—
Cash down Payment	$203,631,047	$21,146,943	$23,265,946	$—	$—
Capital Invested during the period	$210,396,827	$23,353,767	$24,712,547	$4,317,214	$5,243,392
Total Cash distributions during the period	$95,227,001	$152,285,555	$10,956,043	$53,622,975	$22,832,142
From operating cash flow	$1,981,368	$4,470,024	$7,968,543	$12,109,474	$16,109,815
From sales	$—	$67,476,682	$—	$41,513,501	$6,722,327
From refinancing	$93,245,633	$80,338,849	$2,987,500	$—	$0
Non Program Debt at December 31,	$1,163,858,717	$1,615,573,995	$1,958,967,844	$1,781,087,533	$1,209,684,292

(1)	Costs for all years include Acquisition costs in the amount of $271 million which were for the properties sold shown on Table V of Appendix A.
(2)	Cumulative Capital Advanced as of 12/31/09, included $36.4 of capital contributed for the properties sold shown in Table V of Appendix A.
(3)	Cumulative Capital Distributed as of 12/31/09 Included $114.9 of capital distributed for the properties sold shown in Table V of Appendix A.

Non-Program Properties Sales for 2007 to 2009

Property	Five Industrial Properties Sold from the Original Sealy Portfolio		Edgemere – Residential	Towne Oaks	Maryland Industrial Portfolio	Heathercroft	Property from the Original Acadia Portfolio		HFI		Kirk Road (PGRT)	Narco (PGRT)	Jorie (PGRT)
Date Acquired	Feb-07		1995	1998	2000	Jul-05	Dec-02		July-07		Jul-05	Jul-05	Jul-05
Date Sold	Various Months in 2008	(1)	Jun-08	Jul-08	Jun-08/ May-09	May-09	Aug-09		Dec-09		May-09	May-07	July-09
Total costs of properties, including closing and soft costs	$23,260,347		$9,100,000	$4,012,111	$9,000,000	$9,625,000	$3,597,344		$185,732,433		$3,791,356	$5,909,794	$28,031,416
Original Mortgage Financing	$21,225,000		$9,000,000	$3,300,000	$8,550,000	$7,565,428	$3,360,702	(2)	$170,680,000		$4,472,743	$2,602,582	$22,010,745
Total Cumulative Capital Advanced during period owned	$460,000		$706,425	$100,740	$1,750,774	$6,332,033 (5)	$236,642		$15,079,641		$—	$—	$1,810,313
Total Selling Price, Net of Closing Costs	$24,345,594		$33,248,239	$8,533,696	$13,709,211	$4,485,314	$3,872,780		$170,680,000	(3)	$4,070,246	$6,892,370	$21,250,853
Mortgage Balance at time of Sale	$21,225,000		$22,231,604	$5,509,717	$6,530,567	$8,000,000	$—	(4)	$170,680,000		$4,263,750	$2,507,441	$21,250,853
Total Cumulative Cash Distributions during period owned from operations	$1,305,727		$6,061,548	$789,029	$2,191,014	$569,279	$635,067		$14,192,000		$169,806	$4,774,951	$—
Cash received Net of Closing costs	$3,120,594		$11,016,635	$3,023,979	$7,178,644	$(3,514,686)	$3,872,780		$—		$(193,504)	$4,384,928	$—
Total cash distribtions	$4,426,321		$17,078,183	$3,813,008	$9,369,658	$(2,945,407)	$4,507,847		$14,212,000		$(23,698)	$9,159,879	$—

(1)	The mortgage was refinanced as part of the original portfolio in November 2005, this amount represents the mortgage the was paid off in November 2005.
(2)	Three sales for five properties which occurred in May, September and November of 2008.
(3)	Foreclosure-debt relieved on property.
(4)	49% of property was sold. This portion was not refinanced with the rest of the portfolio in 2005.
(5)	Capital Contribution includes 4.2m liability assumed for remaining line of credit used to finance the porperty, after sale of property.
(6)	Sale of first property 2008 includes defeasance: 1.3m paydown of loan on second property. Second property sold in 2009.

Narrative Summary of Acquisitions of Non-Program Properties for the Period 2000 through 2009

In 2000, our Sponsor acquired two industrial properties containing 263,979 square feet located in Maryland and a portfolio of four shopping centers containing 379,686 square feet, located in Connecticut and Massachusetts. In addition, our Sponsor acquired 15 residential properties located in central New Jersey which consisted of 3,334 units.

In 2001, our Sponsor acquired Belford Towers, a 467 unit residential property located in Takoma Park, Maryland. In addition, our Sponsor acquired a portfolio of over 730,000 square feet of office properties in Pennsylvania and Florida.

In 2002, our Sponsor acquired a portfolio of 17 shopping centers (6 centers were sold in 2006) located in the Eastern U.S. containing approximately 2,300,000 square feet and Lakewood Plaza, a 98 unit residential property located in Lakewood, New Jersey.

In 2003, our Sponsor acquired a portfolio of 19 apartment buildings in Virginia containing 1,808 units. Finally, it acquired a six-building high-tech industrial complex, containing approximately 375,000 square feet, located in Las Piedras, Puerto Rico, and three shopping centers containing approximately 193,000 square feet, located in New Jersey.

In 2005, our Sponsor acquired a portfolio of two full price malls of over 1.1 million square feet of retail space located in Macon, Georgia and Burlington, North Carolina. In addition, our Sponsor acquired 101,000 square feet of retail space located in Egg Harbor, New Jersey. Finally, our Sponsor acquired 11 office buildings totaling 4.6 million square feet, a 120,000-square-foot industrial property, and 9.3 acres of developable land, in addition to three joint venture interests in office properties totaling 2.8 million square feet, all located primarily in the Chicago metropolitan area.

In 2006, our Sponsor acquired fifteen residential properties in Detroit, Michigan which consisted of over 4,000 units.

In 2007, our Sponsor acquired eighteen industrial, office and flex use properties in the gulf coast area in two private programs containing over 1.4 million square feet. Our Sponsor also acquired land and associated ground leases for 17 hotel properties in 2007, which included over 70,000 available rooms.

In 2007, our Sponsor acquired seventeen hotels in the eastern United States including 2,268 rooms.

Program Properties

Generally our Sponsor acquired properties for its own account. As of December 31, 2009, our Sponsor has also purchased properties through 14 non-public programs and one public program, which as of December 31, 2009 had 28 and 7,705 aggregate investors, respectively. Prior to 2009, the Sponsor closed four non-public programs. As of December 31, 2009, our Sponsor and its affiliates have raised approximately $839.3 million in these 18 non-public programs that have acquired interests in Program Properties with an aggregate investment in excess of $9.7 billion. Our Sponsor has financed these programs primarily with institutional first mortgages. The cumulative capital advanced or contributed for Program Properties (both investors and our Sponsor) was $839.3 at December 31, 2009; $820.8 million at December 31, 2008; $803.5 million at December 31, 2007; $144.1 million at December 31, 2006; and $111.0 million at December 31, 2005. These Program Properties are located throughout the United States. 87.58% of the Program Properties acquired are hospitality, 11.14% are retail, 0.85% of the Program Properties acquired are residential and 0.88% of the Program Properties acquired are office and industrial as of December 31, 2009. None of the Program Properties included in such figures were newly constructed, and only four of them have been sold. Each of these programs is similar to our public program because they invested in the same property types, (i.e., retail, residential, industrial and office). As a percentage of cumulative capital invested in these properties, cumulative cash distributions since the inception of these investments in 1996 were 63% as of December 31, 2009. Average cash distributed per year for the last five years as a percentage of cumulative capital invested in all program properties at December 31, 2009 was 11.5% per year. Based on appraisals and other valuations, we believe that the value of the equity in these Program Properties as of December 31, 2009 is in excess of the Cumulative Capital Advanced or contributed less cumulative distributions to date.

Our Sponsor is also the sponsor of Lightstone I, a publicly offered non-traded real estate investment trust with a similar structure to ours. Lightstone I commenced its initial public offering on May 22, 2005 and is our Sponsor’s only public program. Lightstone I became closed to new investors on October 10, 2008 after the maximum number of shares were sold. At the closing of the initial public offering, Lightstone I had received aggregate gross offering proceeds of approximately $300 million from approximately 7,767 stockholders from the sale of approximately 31 million shares in its initial public offering. After allowing for the payment of approximately $23.8 million in selling commissions and dealer manager fees, and $6.3 million in other organization and offering expenses, Lightstone I had raised aggregate net offering proceeds of approximately $292 million. As of December 31, 2009, Lightstone I had raised net proceeds of $281.1 million, which includes offering costs paid, redemptions and proceeds from its dividend reinvestment plan. As of December 31, 2009, Lightstone I had approximately $451.5 million (including $88.5 million of loans made to third parties secured by real properties) invested in investment property and interest in joint ventures owning properties and approximately $430 million in total assets. As of December 31, 2009, Lightstone I had purchased approximately 50 number of properties (including our interests in joint ventures owning properties and interests in entities owning real properties) located throughout the United States. Based on purchase price including assumption of debt in joint venture owning properties and interests in entities owning real properties, 68% of these properties are retail, 10% are residential, 2% are lodging and 20% are office and industrial. One of the properties included in such figures was newly constructed and Lightstone I has not sold any of its properties. For more information regarding our Sponsor’s Program Properties, see the prior performance tables in “Appendix A” of this supplement.

Narrative Summary of Non-Public Program Properties for the Period 2007 – 2009

In 2007, our Sponsor acquired 684 hotels located in various locations in the United States and Canada and one office building located in Charleston, South Carolina. Our Sponsor has financed these programs with institutional first mortgages, mezzanine debt, assumed subordinated debt and assumed capital lease obligations.

In 2007, our Sponsor sold one office building located in White Plains, NY.

In 2008, our Sponsor sold one multifamily property located in Plainfield, New Jersey and two multifamily properties located in Indianapolis, Indiana.

Narrative Summary of Public Program Properties for the Period 2007 – 2009

In 2007, Lightstone I acquired the following properties: a 49% interest of a sub-leasehold interest in an office building located at 1407 Broadway, New York, New York with approximately 915,000 rentable square feet and an expiration date of 2048 on the ground lease; a six acre land parcel in Lake Jackson, Texas for immediate development of a 61,287 square foot power center; five apartment communities located in Tampa, Florida (one property), Charlotte, North Carolina (two properties) and Greensboro, North Carolina (two properties); a portfolio consisting of 12 industrial and 2 office properties located in New Orleans, Louisiana (5 industrial and 2 office properties), Baton Rouge, Louisiana (3 industrial properties) and San Antonio, Texas (4 industrial properties); two hotels located in Houston, Texas consisting of 5.5 acres; and an interest in four buildings with approximately 281,000 rentable square feet, located in Sarasota, Florida. Other than the property in Sarasota, Florida, which was acquired without borrowed funds, Lightstone I acquired all of its properties with institutional first mortgages.

In 2008, Lightstone I acquired a 22.54% membership interest in Mill Run LLC, (“Mill Run”) the beneficial owner of the Prime Outlets Orlando I and Prime Outlets Orlando II retail shopping malls located in Orlando, Florida. The two properties, referred to as the Orlando Outlet World and the Orlando Design Center, represent 694,188 and 204,730 total gross leasable area, respectively.

In 2009, Lightstone I acquired a 40% membership interest in Prime Outlets Acquisitions Company (“POAC”), which includes 18 retail outlet centers and represent a total of 6,392,906 gross leasable area. In addition, Lightstone I acquired an additional 14.26% membership interest in Mill Run. In addition, on December 8, 2009 Lightstone I signed a definitive agreement to dispose of its outlet center in St. Augustine, FL and its membership interest in Mill Run and POAC. The transaction is expected to be completed during 2010.

All properties purchased by Lightstone I were purchased from unaffiliated third parties except for the property located in Sarasota, Florida, which was acquired through foreclosure after an affiliate of the sponsor initiated the foreclosure action following the default of an unaffiliated third party on a loan made to the third party by the affiliate for which the property served as security.

Recent Adverse Business Developments

General

The Program Properties and Non-Program Properties sponsored by The Lightstone Group and its affiliates generally have met and continue to meet their principal objectives. Certain of the sponsor's program and non-program properties, however, have been adversely affected by recent market conditions. U.S. and international markets are currently experiencing increased levels of volatility due to a combination of many factors, including decreasing values of residential and commercial real estate, limited access to credit, the collapse or near collapse of certain financial institutions, decreased consumer spending and a national and global recession. The liquidity disruptions in the credit markets have significantly limited the access to debt financing. Those institutions with lending capacity are demanding much higher interest rates, significantly increasing the cost of capital for those with access to the credit markets. The dislocations in the credit markets' continuing weakness in the U.S. economy and resulting decline in asset values have negatively impacted the financial performance of several of the sponsor's properties. Some of these properties are not generating sufficient cash flows to support their debt service and operating costs, in most of those instances the value of the underlying property is less than the value of the debt secured by the property.

After an analysis of these factors, taking into account the dislocation in the credit markets, the valuation of the affected assets, the increased costs of borrowing and the fact that certain properties are not generating sufficient cash flow to cover their fixed costs, the sponsor has elected to stop making payments on certain debt obligations in the aggregate amount of $563.0 million for certain properties in the Program and Non Program performance tables reflected in this prospectus. Unless otherwise indicated, these loans are nonrecourse obligations. The sponsor believes that preservation of capital is paramount given the limited access to the credit markets and a global recession. In the aggregate, the 22 properties described below represent approximately 14.2 percent of the sponsor's properties excluding hospitality properties and approximately 2.6 percent of the sponsor's total properties. These actions are not reflected in the program and non-program performance data listed below. Because the sponsor's defaults represent a small part of its portfolio and outstanding mortgage indebtedness, the sponsor does not anticipate any adverse effects as a result of these defaults. In the future, lenders may tighten their lending standards and may require a larger equity contribution from sponsors, but this effect emanates from the prevailing market conditions and not from one default or a series of defaults from a borrower. The sponsor does not anticipate that it will resume payments on these debt obligations, however the sponsor may negotiate the terms of the loans with the lenders and any decision to resume payments will be based on various considerations, including current market conditions, the amount of debt on the property, the property's cash flows and interest rate expense. Since the sponsor will not invest in further capital improvements to these properties, the properties may become less desirable to potential tenants. If the properties cannot retain existing tenants or attract new tenants, the cash flow generated from these properties will decline.

Public Program Properties

This section describes the recent adverse business development affecting the properties owned by Lightstone I.

Lightstone I decided to stop infusing additional capital to fund the debt obligations on two separate multifamily properties which are part of a five-property multifamily portfolio also known as Camden Portfolio. The properties currently in loan default are (i) Tampa Isles, which is located in Tampa, Florida and has an outstanding principal indebtedness of $27.7 million as of December 2009, and (ii) Beacon Glen, which is located in Greensboro, North Carolina and has an outstanding principal indebtedness of $14.6 million as of December 2009. Both loans are being serviced by Wachovia Bank, National Association. The properties had been generating negative cash flows over the past year, and as a result Lightstone I decided to discontinue its debt service payments since October 2009. Lightstone I received default notices from the lender in November 2009. Beacon Glen has a scheduled foreclosure sale on March 31, 2010. It is likely that Tampa Isles will foreclose by end of 2Q 2010. Lightstone I expects that it will no longer have any ownership interests in these properties.

Non-Public Program Properties

This section describes the recent adverse business development affecting the non-public real estate invest programs sponsored by the sponsor and its affiliates which raised funds from outside investors. None of these properties are owned by Lightstone I or its affiliates.

The sponsor made a decision to stop infusing additional capital to fund the obligations on a portfolio of four regional malls acquired in late 2004 and refinanced in 2006 with a mortgage loan and two mezzanine loans in the aggregate amount of $88.8 million: the Bradley Square Mall Located in Cleveland, Tennessee; The Martinsburg Mall located in Martinsburg, West Virginia; The Mount Berry Mall located in Rome, Georgia and the Shenango Valley Mall located in Hermitage, Pennsylvania. These malls are included in the PREIT Malls program. The mortgage loan owed to Canadian Imperial Bank of Commerce is cross-collateralized by these malls in the principal amount of approximately $73.8 million and is in default. These malls have been placed into receivership. The sponsor expects that it will no longer have any ownership interests in these properties.

The sponsor has made a decision to stop contributing additional capital to pay the debt obligations on a mezzanine loan in the aggregate principal amount of $7.7 million secured by two regional malls located in Lake Jackson, Texas and Shawnee, Oklahoma. The mezzanine debt matured on or about January 2010. These properties are included in the Lightstone Member II program. As of the date of this prospectus, the $39.5 million senior indebtedness is also in maturity default since January 2010. The properties had not been generating sufficient cash flow from operations to satisfy certain maintenance covenants contained in the financing documents for the senior mortgage loan and had been unable to pay the mortgage and mezzanine indebtedness. The Lake Jackson, Texas property is has a scheduled foreclosure sale on April 1, 2010. It is likely the Shawnee, Oklahoma property will also be foreclosed up shortly thereafter.

Non-Program Properties

This section describes the recent adverse business developments affecting the properties owned by the sponsor, investing for its own account without outside investors.

Prime Group Realty Trust (“PGRT”) on February 26, 2010 notified the lender of a default under a loan secured by the property known as Continental Towers as a result of the property generating negative cash flows. The outstanding principal balance is $115 mm. On March 5, 2010, PGRT received notices from the lender that the lender was accelerating the maturity date of the loans and demanding payment of all amounts due under the loans. PGRT is currently in discussions with the lender on these loans regarding a potential deed in lieu of foreclosure transaction with the lender and other related matters.

The sponsor decided to stop infusing additional capital to fund the debt obligations on a mortgage loan secured by two cross-collateralized regional malls located in Macon, Georgia and Burlington, North Carolina and two mezzanine loans in the aggregate amount of approximately $164.6 million. Each of these loans is in default. The mortgage loan in the amount of $137.7 million is owed to Wachovia Bank, National Association. The mezzanine loans in the amount of $17.3 million and $9.5 million are held by Wachovia Bank, National Association and Presidential Realty Corporation, respectively. The lender has issued a notice of default and accelerated the loans, and the lender has been proceeding to foreclose or conduct a sale to a third party. The sponsor expects that it will no longer have any ownership interests in these properties.

The sponsor decided to stop infusing additional capital to fund the debt obligations on a mortgage loan secured by a five-property office portfolio located in Jacksonville, Florida, and also known as Florida Acquisitions Portfolio. The portfolio had been generating negative cash flows over the past year, and as a result the Sponsor decided to discontinue its debt service payments on the mortgage loan in July 2009. The outstanding principal balance on the loan is $10.6 million as of December 2009. On July 7, 2009, the Sponsor received a notice of default from the special servicer of the mortgage note. On July 22, 2009, the mortgage borrower entered into a pre-negotiation agreement with the lender. On December 4, 2009, a receiver was appointed to manage the portfolio. It is likely that the lender will foreclose or conduct a sale to a third party. The Sponsor expects that it will no longer have any ownership interests in these properties.

The sponsor decided to stop infusing additional capital to fund the debt obligations on a mortgage loan secured by a four-property industrial portfolio located in Pennsylvania, and also known as SFN PA Portfolio.

The portfolio had been generating negative cash flows over the past year, and as a result the Sponsor decided to discontinue its debt service payments on the mortgage loan in July 2009. The outstanding principal balance on the loan is $30.1 million as of December 2009. On July 7, 2009, the Sponsor received a notice of default from the special servicer of the mortgage note. On July 22, 2009, the mortgage borrower entered into a pre-negotiation agreement with the lender, and it is likely that the lender will foreclose or conduct a sale to a third party. The Sponsor expects that it will no longer have any ownership interests in these properties.

The sponsor decided to stop infusing additional capital to fund the debt obligations on a retail property also known as Wintonbury Mall, Bloomfield, CT. There is an outstanding principal indebtedness of approximately $3.8 million as of December 2009. The loan is owed to GEMSA, and has been transferred to special servicer, LNR. The property had been generating negative cash flow over the past year, and as a result the Sponsor decided to discontinue its debt service payments since December 2009. The Sponsor received default notice from the lender on January 8, 2010. The Sponsor expects that it will no longer have any ownership interests in this property.

Additional Adverse Business Developments

In June 2007, the sponsor acquired Extended Stay Hotels, Inc. (“Extended Stay”) for approximately $8 billion, $ 7.4 billion of which was financed with mortgage and mezzanine loans. The acquisition of Extended Stay, which is included in the DL-DW Holdings LLC program, involved the acquisition of approximately 684 hotels located in 44 states and Canada. The sponsor contributed approximately $200 million of the total approximately $600 million of equity to finance the acquisition of Extended Stay. In addition, in consideration for the lenders providing the financing for the acquisition of Extended Stay, the sponsor entered into a non-recourse carve-out guaranty agreement customary in securitized financings with certain lenders to, among other things, in limited circumstances provide for the guaranty of certain indebtedness up to $100 million.

As a result of the downturn in the economy, Extended Stay experienced decline in revenues per available hotel room and resulting cash flows from operations. In anticipation of the amortization payments commencing in June 2009, Extended Stay engaged restructuring advisors in September 2008 to assist it in a comprehensive restructuring of its indebtedness. Extended Stay had sought every opportunity, and indeed reached an agreement with some lenders for an out-of-court debt restructuring, but it was unable to complete the restructuring outside of Chapter 11 under the United States Bankruptcy Code. On June 15, 2009, Extended Stay filed for Chapter 11 protection under the United States Bankruptcy Code. David Lichtenstein and Joseph Teichman are officers and/or directors of various Extended Stay subsidiaries that filed for Chapter 11 protection with Extended Stay. Bruno de Vinck and Peyton Owen are directors of some of the Extended Stay subsidiaries that filed for Chapter 11 protection with Extended Stay.

Certain junior lenders that provided the mezzanine financing have brought actions in various venues claiming monetary damages against Extended Stay, the senior lenders, the sponsor and the other equity investors for, among other things, supporting the proposed restructuring plan. Several lenders have filed suit against the sponsor under the terms of the non-recourse carve-out guaranty agreement and for declaratory judgment and money damages in an amount exceeding $100 million. While these matters are still pending and any result is uncertain, the sponsor will vigorously defend these matters and will assert numerous counterclaims against those lenders. The sponsor believes that it will ultimately have no liability in connection with these matters. The sponsor expects that, after the consummation of the Chapter 11 proceeding, it will have little, if any, ownership interest in Extended Stay. Creditors in Extended Stay’s Chapter 11 proceeding will have no recourse against us or any of our current assets or future assets that we may acquire as a result of Extended Stay’s Chapter 11 proceeding. The sponsor believes that the aforementioned proceedings will not affect its ability to meet its obligations to purchase up to $51 million of subordinated profits interests with cash or interests in real property of equivalent value.

In June 2007, affiliates of Extended Stay and our sponsor purchased two hotels located in Findlay, Ohio and Wilkes-Barre, Pennsylvania as part of the $8 billion acquisition of Extended Stay. Extended Stay financed this acquisition with a mortgage loan in the principal amount of $8.5 million secured by these two hotels. The acquisition financing was provided by Bank of America. These hotels are owned by entities that are debtors in the aforementioned Chapter 11 bankruptcy cases.

Sponsor has made a net equity investment in Park Avenue Bank in the amount of approximately $10 mm in the aggregate since on or about June 30, 2004. Sponsor was Chairman of the Board of the Bank until his resignation on or about April 20, 2005. Since April, 2005, Sponsor has not held any directorship or officer positions at the Bank, and has no knowledge of the Bank’s affairs other than that which has been made publicly available. With the FDIC having had taken over the Bank on March 12, 2010, Sponsor likely will lose his entire investment in the Bank.

ESTIMATED USE OF PROCEEDS

The amounts listed in the table below represent our current estimates concerning the use of the offering proceeds. Since these are estimates, they may not accurately reflect the actual receipt or application of the offering proceeds. This first scenario assumes we sell the maximum of 51,000,000 shares in this offering at $10 per share. The second scenario assumes that we sell the maximum of 51,000,000 shares in this offering at $10 per share and that we maintain the maximum leverage of 75% of the aggregate fair market value of our properties. We will pay all organizational and offering expenses in connection with this offering, except that we will use (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the remaining proceeds from the sale of our subordinated profits interests to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross offering proceeds. Under each of these scenarios we have not given effect to the following:

•	any special sales or volume discounts which could reduce selling commissions;
•	the sale of the maximum of 6,500,000 shares of common stock in our distribution reinvestment program at $9.50 per share; or
•	that our sponsor may elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests.

	Maximum Dollar Amount	Percent	Maximum Dollar Amount Assuming Maximum Leverage	Percent
Gross offering proceeds	$510,000,000	100%	$510,000,000	100%
Less offering expenses(1)
Selling commissions dealer manager fee and organizational and offering expenses(2)	$51,000,000	10.0%	$51,000,000	10.0%
Amount available for investment before sale of subordinated profits interests to sponsor(4)	$459,000,000	90%	$459,000,000	90%
Proceeds from cash sale of subordinated profits interests to sponsor(3)	$51,000,000		$51,000,000
Total proceeds after cash sale of subordinated profits interests to Sponsor to be contributed to the operating partnership	$510,000,000	100%	$510,000,000	100%
Acquisition costs
Acquisition fees(4)	$4,845,000	0.95%	$19,380,000	3.8%
Acquisition expenses(5)	$2,295,000	0.45%	$6,120,000	1.2%
Initial working capital reserves	$2,550,000	0.5%	$2,550,000	0.5%
Total proceeds available for investment(6)(7)	$500,310,000	98.1%	$481,950,000	94.5%

(1)	All dealer manager fees and selling commissions will be paid with the proceeds from the sale of subordinated profits interests to Lightstone SLP II LLC if our sponsor elects to purchase subordinated profits interests for cash. Lightstone SLP II LLC will purchase subordinated profits interests of our operating partnership at a cost of $100,000 per unit, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment. These subordinated profits interests will also entitle Lightstone SLP II LLC to a portion of any regular distributions made by the operating partnership, but only if our stockholders receive a 7% preferred return. Our sponsor will pay the dealer manager fees and selling commissions to the extent that such fees and commissions exceed the proceeds from the sale of the subordinated profits interests to Lightstone SLP II LLC. Our sponsor may elect to contribute interests in real property in lieu of cash in exchange for subordinated profits interests. We will pay dealer manager fees and selling commissions with proceeds from this offering to the extent that our sponsor elects to contribute interests in real property in exchange for subordinated profits interests.
(2)	Includes selling commissions generally equal to 7% of aggregate gross offering proceeds and a dealer manager fee of up to to 3% of aggregate gross offering proceeds and the payment of all offering and organizational expenses with the portion of the dealer manager fee that is not reallowed to participating broker dealers. See “Plan of Distribution — Volume Discounts” for a description of volume discounts.

We currently expect to incur approximately $4.1 million of offering and organizational expenses if we achieve the maximum offering. We expect a portion of these fees to be paid with the portion of the dealer manager fee that is not reallowed to participating broker dealers. Lightstone Securities, in its sole discretion, intends to reallow selling commissions of up to 7% of gross offering proceeds to unaffiliated broker-dealers participating in this offering attributable to the amount of shares sold by them. In addition, Lightstone Securities may reallow a portion of its dealer manager fee to participating dealers in the aggregate amount of up to 3% of gross offering proceeds to be paid to such participating dealers as marketing fees, based upon such factors as the volume of sales of such participating dealers, the level of marketing support provided by such participating dealers and the assistance of such participating dealers in marketing the offering, or to reimburse representatives of such participating dealers for the costs and expenses of attending our educational conferences and seminars.
(3)	Until required in connection with the acquisition and development of properties, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.
(4)	Acquisition fees do not include acquisition expenses. Acquisition fees exclude any construction fee paid to a person who is not our affiliate in connection with construction of a project after our acquisition of the property.
(5)	Acquisition expenses include legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on property not acquired, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the selection, acquisition and development of real estate properties, whether or not acquired. For purposes of this table, we have assumed expenses of 0.45% of average invested assets; however, expenses on a particular acquisition may be higher. Acquisition fees and expenses for any particular property will not exceed, in the aggregate, 5% of the gross contract price of the property. We will reimburse our advisor for acquisition expenses up to a maximum amount which, collectively with all acquisitions fees and expenses, will not exceed, in the aggregate, 5% of the gross offering proceeds.
(6)	We may pay distributions from offering proceeds if we have not generated sufficient cash flow from our operations to fund distributions. Our ability to pay regular distributions and the size of these distributions will depend upon a variety of factors. If we pay such distributions from offering proceeds then we will have less offering proceeds available for investment.
(7)	The table assumes that our sponsor elects to purchase subordinated profits interests with cash. If our sponsor elects to contribute interests in real property of an equivalent value in lieu of cash, we will have less total proceeds available for investment. Assuming our sponsor does not purchase any subordinated profits interests with cash, the total proceeds available for investment will be $450,279,000 if we achieve the maximum offering and $431,103,000 if we achieve the maximum offering assuming maximum leverage. However we would own real property interests valued at $51,000,000 at the time of contribution if we achieve the maximum offering without paying acquisition fees or acquisition expenses.

Organizational and Offering Expenses

The term “organizational and offering expenses” in this prospectus supplement and the Prospectus means the actual legal, accounting, printing and other accountable offering expenses, other than selling commissions and the dealer manager fee, including, but not limited to, amounts to reimburse our advisor for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock to be sold in connection with this offering, which shall include, but not be limited to, development of marketing materials and marketing presentations, participating in due diligence, training seminars and educational conferences and coordinating generally the marketing process for this offering in addition to certain oversight costs. We will pay all organizational and offering expenses in connection with this offering, except we will use the proceeds from (i) the portion of the dealer manager fee that is not reallowed to participating broker dealers and (ii) the cash sale of our subordinated profits interests (if any) to pay such expenses to the extent that we do not pay dealer manager fees and selling commissions up to 10% of our gross proceeds.

APPENDIX A

Prior Performance Tables for Program Properties

The following introduction provides information relating to real estate investment Program Properties sponsored by the Sponsor or its affiliates (“Prior Programs”). The tables below provide information about the Sponsor’s prior programs to which third parties contributed capital. These programs are substantially similar to our program because they invested in the same property types (e.g., retail, residential, industrial and office) that we intend to acquire and had the same objectives as we do. These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by The Lightstone Group that raised capital from third parties. During the five years ended December 31, 2009, The Lightstone Group sponsored programs that invested in Program Properties that have investment objectives similar to ours.

Information in the tables is current as of December 31, 2009. Investors are strongly encouraged to carefully review the section of this supplement captioned “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments” for a description of the adverse developments that have occurred in 2009 and may occur in 2010. These adverse business developments may not be reflected in the tabular information contained in this prospectus.

The Lightstone Group presents the data in the Prior Performance Table III for its Prior Programs on either a “GAAP basis” or an “cash basis” depending on the reporting requirements of the program. In compliance with the SEC reporting requirements, the Table III presentation of Revenues, Expenses and Net Income for The Lightstone Group’s public program has been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, which incorporate accrual basis accounting. Of the non-public programs presented on Table III, only the DL-DW Holdings LLC program is presented on a GAAP basis; all other programs are presented on an income tax basis (and specifically, a cash basis).

While SEC rules and regulations allow The Lightstone Group to record and report results for its non-public programs on an income tax basis, investors should understand that the results of these non-public programs may be different if they were reported on a GAAP basis. Some of the major differences between GAAP accounting and income tax accounting (and, where applicable, between cash basis and accrual basis income tax accounting) that impact the accounting for investments in real estate are described in the following paragraphs:

•	The primary difference between the cash methods of accounting and accrual methods (both GAAP and the accrual method of accounting for income tax purposes) is that the cash method of accounting generally reports income when received and expenses when paid while the accrual method generally requires income to be recorded when earned and expenses recognized when incurred.
•	GAAP requires that, when reporting lease revenue, the minimum annual rental revenue be recognized on a straight-line basis over the term of the related lease, whereas the cash method of accounting for income tax purposes requires recognition of income when cash payments are actually received from tenants, and the accrual method of accounting for income tax purposes requires recognition of income when the income is earned pursuant to the lease contract.
•	GAAP requires that when an asset is considered held for sale, depreciation ceases to be recognized on that asset, whereas for income tax purposes, depreciation continues until the asset either is sold or is no longer in service.
•	GAAP requires that when a building is purchased certain intangible assets and liabilities (such as above- and below-market leases, tenant relationships and in-place lease costs) are allocated separately from the building and are amortized over significantly shorter lives than the depreciation recognized on the building. These intangible assets and liabilities are not recognized for income tax purposes and are not allocated separately from the building for purposes of tax depreciation.

•	GAAP requires that an asset is considered impaired when the carrying amount of the asset is greater than the sum of the future undiscounted cash flows expected to be generated by the asset, and an impairment loss must then be recognized to decrease the value of the asset to its fair value. For income tax purposes, losses are generally not recognized until the asset has been sold to an unrelated party or otherwise disposed of in an arm’s length transaction.

Prospective investors should read these tables carefully together with the summary information concerning the prior programs as set forth in “Prior Performance Summary” elsewhere in this Supplement.

INVESTORS IN LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC. WILL NOT OWN ANY INTEREST IN THE PRIOR PROGRAM PROPERTIES AND SHOULD NOT ASSUME THAT THEY WILL EXPERIENCE RETURNS, IF ANY, COMPARABLE TO THOSE EXPERIENCED BY INVESTORS IN SUCH PRIOR PROGRAMS.

Additional information about these tables can be obtained by calling us at (732) 367-0129.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.
•	“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.
•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.
•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.
•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.
•	“Return of Capital” refers to distributions to investors in excess of net income.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS FOR PUBLIC PROGRAM PROPERTIES(1)

Table I provides a summary of the experience of The Lightstone Group as a sponsor in raising and investing funds in Lightstone Value Plus Real Estate Investment Trust, Inc. for the last three fiscal years ended December 31, 2009. Information is provided as to the manner in which the proceeds of the offerings have been applied, the timing and length of this offering and the time period over which the proceeds have been invested.

			Percentage of Total Dollar Amount Raised
Dollar Amount Offered (total equity)	$330,000,000	(1)
Dollar Amount Raised from Investors	$299,124,609
Dollar Amount Raised from Sponsor and Affiliates from sale of special partnership units, and $200,000 of common stock	$30,200,000
Total Dollar Amount Raised	$329,324,609
Less offering expenses:
Selling commissions and discounts	23,847,655		7.2%
Retained by affiliates
Organizational expenses	6,340,647		1.9%
Available for investment	292,153,769		90.8%
Acquisition costs and loans made secured by real estate:
Cash down payment – (deposit)	$89,209,273		27.1%
Proceeds from mortgage financings	233,054,537		0.0%
Acquisition expenses	17,295,105		5.3%
Acquisition fees paid to sponsor	28,317,300		8.6%
Total acquisition costs	$367,876,215		40.9	%(3)
Loans made to third parties secured by real estate(4)	$88,497,708		26.9%
Cash used for acquisition costs and loans made secured by real estate:	$223,319,386
Percent leverage (mortgage financing divided by total)	63.28%
Date Offering Began	5/22/2005
Number of Offerings in the Year	One
Length of offerings (in months)	42
Month(s) to invest 90% of amount available for investment	42

(1)	Lightstone Value Plus Real Estate Investment Trust, Inc. is the only public program of the Lightstone Group. This offering was closed to new investors on October 10, 2008 when the maximum amount of shares were sold.
(2)	Dollar amount includes $30 million of proceeds from the sale of special partnership interests.
(3)	Does not include Proceeds from mortgage financing
(4)	The Company made three, one and three third party loans secured by interests in real estate in June of 2008, March 2009 and August 2009, respectively.

TABLE II

COMPENSATION TO SPONSOR FROM PUBLIC PROGRAM PROPERTIES

Table II summarizes the amount and type of compensation paid to The Lightstone Group and its affiliates from Lightstone Value Plus Real Estate Investment Trust, Inc. during the three years ended December 31, 2009.

Date Offering Commenced	5/22/2005
Dollar amount raised	$329,324,609	(2)
Amount paid to sponsor from proceeds of offering	—
Underwriting fees	—
Acquisition fees
Real estate commissions	—
Advisory fees
Advisory fees – acquisition fees	25,545,308
Other (identify and quantify)	—
Dollar amount of cash generated from operations before deducting payments to sponsor	$21,783,450
Actual amount paid to sponsor from operations:
Property management fees	$4,652,742
Partnership management fees	7,778,129
Reimbursements	2,804,129
Leasing commissions	918,985
Development fees	$1,533,186
Total amount paid to sponsor from operations	$17,687,171
Dollar amount of property sales and refinancing before deducting payment to sponsor
Cash	$—
Notes	—
Amount paid to sponsor from property sale and refinancing:
Real estate commissions	—
Incentive fees(1)	—
Other –	—

(1)	The subordinated profits interests will entitle Lightstone SLP LLC, which is controlled by our sponsor, to certain distributions from the operating partnership of Lightstone I, but only after their stockholders have received a stated preferred return.
(2)	Dollar amount raised is since inception to closing of the offering on October 10, 2008. Dollar amount includes $30 million of proceeds from the sale of special general partnership interests.

TABLE III

OPERATING RESULTS OF PRIOR PUBLIC PROGRAM PROPERTIES

Table III summarizes the operating results of Lightstone Value Plus Real Estate Investment Trust, Inc. All figures are as of December 31 of the year indicated.

	Year Ended December 31,
	2005(1)	2006	2007	2008	2009
Gross revenues	$—	$8,262,667	$25,259,655	$41,138,102	$33,886,060
Profit (loss) on sales of properties	—	—	—	—	—
Less:
Operating expenses	$—	$4,539,126	$12,319,696	$21,944,321	$17,321,738
Interest expense	$—	$2,587,527	$9,384,383	$13,818,263	$12,864,468
Depreciation	$—	$2,674,819	$6,163,437	$8,941,153	$7,285,198
Net loss from discontinued operations(2)	$—	$—	$—	$—	$(360,328)
Net loss – GAAP Basis	$(116,407)	$(1,536,344)	$(9,242,390)	$(28,139,359)	$(65,194,653)
Taxable income (loss)
From operations	$(117,571)	$(576,290)	$1,286,647	$(2,697,618)	$2,809,696 (3)
From gain (loss) on sale	$—	$—	$—	$—
Cash generated from operations	$(80,060)	$1,722,853	$6,651,989	$(3,303,624)	$1,377,643
Cash generated from sales	$—	$—	$—	$—	$—
Cash generated from refinancing	$—	$—	$—	$—	$—
Cash generated from operations, sales and refinancing	$(80,060)	$1,722,853	$6,651,989	$(3,303,624)	$1,377,643
Less: Cash distribution to investors
From operating cash flow	$—	$302,591	$3,298,407	$6,855,165	$12,315,168
From sales and refinancing	$—	$—	$—	$—	$—
From other	$—	$—	$—	$—	$—
Cash generated after cash distributions	$(80,060)	$1,420,262	$3,353,582	$(10,158,789)	$(10,937,525)
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	$(80,060)	$1,420,262	$3,353,582	$(10,158,789)	$(10,937,525)
Tax and distribution data per $1,000 invested
Federal income tax results:
Ordinary income (loss)
from operations	$(587.86)	$(13.46)	$9.80	$(9.02)	$9.39 (3)
from recapture	—
Capital gain (loss)	$—	$—	$—	$—	$—
Cash distributions to investors
Source (on GAAP Basis)
Investment income	$—	$—	$—	$—	$—
Return of capital(3)	—	25.73	54.30	33.93	91.38
Source (on cash basis)
Sales	$—	$—	$—	$—	$—
Refinancing	$—	$—	$—	$—	$—
Operations	$—	$25.73	$54.30	$33.93	$91.38
Other	$—	$—	$—	$—	$—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%	100%	100%	100%	100%

(1)	There were no property acquisitions in 2005.
(2)	During 2009, Lightstone I’s St. Augustine outlet center met the criteria for held for sale and discontinued operations. The 2009 results reflect the St. Augustine outlet center as discontinued operations. All prior periods are presented as originally reported.
(3)	Final 2009 tax returns in the process of being finalized.
(4)	Based on dividends declared in each year, over cumulative dollars raised per $1,000 invested.

TABLE IV

RESULTS OF COMPLETED PROGRAMS OF THE SPONSOR AND ITS AFFILIATES

NOT APPLICABLE

TABLE V

SALES OR DISPOSALS OF PUBLIC PROGRAM PROPERTIES

Lightstone Value Plus Real Estate Investment Trust, Inc. has not sold or disposed of any of its properties.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS
FOR NON-PUBLIC PROGRAM PROPERTIES
(Unaudited)

Table I provides a summary of the experience of The Lightstone Group as a sponsor in raising and investing funds in non-public programs for the last three fiscal years ended December 31, 2009. Information is provided as to the manner in which the proceeds of the offerings have been applied, the timing and length of this offering and the time period over which the proceeds have been invested.

DL-DW Holdings LLC
Date Offering Commenced	2007
Dollar Amount Offered (total equity)	$627,900,000
Dollar Amount Raised from Investors	$410,000,000
Dollar Amount Raised from Sponsor and Affiliates	$217,900,000
Total Dollar Amount
Less offering expenses:
Selling commissions and discounts	—
Retained by affiliates	—
Organizational expenses	—
Other (explain)	—
Reserves:
Percent available for investment	100%
Acquisition costs:
Prepaid items and fees related to purchase of property	1.1%
Cash down payment – (deposit)	7.6%
Acquisition fees	0.0%
Other (explain)	0.0%
Total acquisition cost (purchase price + closing costs)	$8,271,434,000
Total acquisition cost (percentage of dollar amount raised)(1)	8.7%
Percent leverage (mortgage financing divided by total)	91.3%
Number of Offerings in the Year	1
Length of offerings (in months)	1
Month(s) to invest 90% of amount available for investment	1

(1)	Does not include proceeds from mortgage financings.

TABLE II

COMPENSATION TO SPONSOR FROM NON-PUBLIC PROGRAM PROPERTIES
(Unaudited)

Table II summarizes the amount and type of compensation paid to The Lightstone Group and its affiliates from its non-public programs during the three years ended December 31, 2009.

	DL-DW Holdings LLC	Payments to the Sponsor During the Past Three Years for Non Public Programs which Closed Prior to December 31, 2006(1)
Date offering commenced	2007
Dollar amount raised	$627,900,000
Amount paid to sponsor from proceeds of offering
Underwriting fees	—	—
Acquisition fees
Real estate commissions	—	—
Advisory fees	—	—
Other (identify and quantify)	—	—
Dollar amount of cash generated from operations before deducting payments to sponsor	$44,711,000
Actual amount paid to sponsor from operations in 2007:
Property management fees	$—	$5,065,331
Partnership management fees	—	—
Reimbursements	—	—
Leasing commissions	—	—
Other	$—	$—
Actual amount paid to sponsor from operations in 2008:
Property management fees	$—	$5,721,278
Partnership management fees	—	—
Reimbursements	1,000,000	—
Leasing commissions	—	—
Other	—	—
Actual amount paid to sponsor from operations in 2009:
Property management fees	$—	$5,482,972
Partnership management fees	—	—
Reimbursements	1,000,000	—
Leasing commissions	—	—
Other	$—	$—
Dollar amount of property sales and refinancing before deducting payment to sponsor
Cash	$—	—
Notes	—	—
Amount paid to sponsor from property sale and refinancing:
Real estate commissions	—	—
Incentive fees	—	—
Other –	—	—

(1)	Only includes payments to the sponsor in the most recent three fiscal years.

TABLE III

OPERATING RESULTS OF PRIOR NON-PUBLIC PROGRAM PROPERTIES
PREIT Industrial
(Unaudited)

Table III summarizes the operating results the PREIT Industrial Portfolio consisting of four industrial properties. This non-public program closed during the five years ended December 31, 2009. All figures are as of December 31 of the year indicated and are presented on the cash basis method of accounting.

	Year Ended December 31,
	2005	2006	2007	2008	2009
Gross revenues	$194,718	$503,171	$549,875	$469,105		$287,339
Profit (loss) on sales of properties	—	—	—	685,913		(9,916)
Less:
Operating expenses	$27,756	$93,332	$276,075	$321,666		$186,587
Interest expense	$99,336	$279,087	$283,863	$170,212		$164,526
Depreciation	$40,787	$99,774	$105,517	$117,753		$67,771
Net income – Income tax basis	$26,839	30,977	(115,578)	$545,386		$(141,461)
Taxable income (loss)
From operations	$26,839	$30,977	$(115,578)	$(140,526)		$(131,545)
From gain (loss) on sale	$—	$—	$—	$685,913		$(9,916)
Cash generated from operations	$67,626	$130,752	$(10,062)	$(22,773)		$(63,775)
Cash generated from sales	$—	$—	$—	$466,680		$—
Cash generated from refinancing	$—	$—	$—	$—	$
Cash generated from operations, sales and refinancing	$67,626	$130,752	$(10,062)	$443,907		$(63,775)
Less: Cash distribution to investors
From operating cash flow	$66,000	$66,000	$32,444	$66,000		$55,278
From sales and refinancing	$—	$—	$—	$—	$
From other	$—	$—	$—	$—	$
Cash generated after cash distributions	$1,626	$64,752	$(42,506)	$377,907		$(119,052)
Less: Special items	—	—	—	—
Cash generated after cash distributions and special items	$1,626	$64,752	$(42,506)	$377,907		$(119,052)
Tax and distribution data per $1,000 invested
Federal income tax results:
Ordinary income (loss)
from operations	$30	$34	$(129)	$(156)		$(146)
from recapture	—	—	—	—
Capital gain (loss)	—	—	—	—
Cash distributions to investors
Source (Income tax basis)	—	—	—	—
Investment income	$73	$73	$36	$73		$61
Return of capital	—	—	—	—
Source (on cash basis)
Sales	—	—	—	—
Refinancing	$—	$—	$—	$—		$—
Operations	$73	$73	$36	$73		$61
Other	$—	$—	$—	$—	$
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100.0%	100.0%	100.0%	100.0%		100%

TABLE III

OPERATING RESULTS OF PRIOR NON-PUBLIC PROGRAM PROPERTIES
DL-DW Holdings LLC

Table III summarizes the operating results of DL-DW Holdings LLC, which holds Extended Stay Hotels. This non-public program property closed during the five years ended December 31, 2009. The figures shown for December 31, 2007 represent the seven months ended December 31, 2007. All figures are presented on a GAAP basis.

	Year Ended December 31,
	2005	2006	2007	2008	2009
Gross revenues	$—	$—	$623,104,000	$1,032,945,000	$1
Profit (loss) on sales of properties	—	—	—	—	$833,401,000
Less:
Operating expenses	$—	$—	$296,487,000	$545,852,000	$525,487,000
Interest expense	$—	$—	$321,141,000	$469,151,000	$293,110,000
Depreciation	$—	$—	$236,310,000	$391,089,000	$378,882,000
Net income – GAAP Basis, before minority interests	$—	$—	$(230,352,000)	$(373,147,000)	$(364,078,000)
Taxable income (loss)
From operations	$—	$—	$(230,352,000)	$(373,147,000)	$(364,078,000)
From gain (loss) on sale	$—	$—	$—	$—	$—
Cash generated from operations	$—	$—	$44,711,000	$35,974,000	$32,907,000
Cash generated from sales	$—	$—	$—	$—	$—
Cash generated from refinancing and construction loans	$—	$—	$—	$—	$—
Cash generated from operations, sales and refinancing	$—	$—	$44,711,000	$35,974,000	$32,907,000
Less: Cash distribution to investors
From operating cash flow	$—	$—	$21,933,000	$21,358,000	$18,796,000
From sales and refinancing	$—	$—	$—	$—	$—
From other	$—	$—	$—	$—	$—
Cash generated after cash distributions	$—	$—	$22,778,000	$14,616,000	$14,111,000
Less: Special items
Cash generated after cash distributions and special items	$—	$—	$22,778,000	$14,616,000	$14,111,000
Tax and distribution data per $1,000 invested	—	—	—	—	—
Federal income tax results:
Ordinary income (loss)
from operations	$—	$—	$(367)	$(594)	$(580)
from recapture	—	—	—	—	—
Capital gain (loss)	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income	$—	$—	$35	$34	$30
Return of capital	—	—	—	—	—
Source (on cash basis)
Sales	—	—	—	—	—
Refinancing	$—	$—	$—
Operations	$—	$—	$35	$34	$30
Other	$—	$—	$—	$—	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	—	—	—	100%	100%

TABLE III

OPERATING RESULTS OF PRIOR NON-PUBLIC PROGRAM PROPERTIES
Belz Outlets Orlando, Florida
(Unaudited)

Table III summarizes the operating results for the Belz Outlets, Orlando Florida non-public program which closed during the five years ended December 31, 2009. All figures are as of December 31 of the year indicated and are presented on the cash basis accounting method.

	Year Ended December 31,
	2005	2006	2007	2008	2009
Gross revenues	$11,173,515	$17,029,426	$17,467,069	$37,077,764		$46,665,903
Profit (loss) on sales of properties	—	—	—	—		—
Less:
Operating expenses	$5,797,307	$8,443,345	$9,127,671	$11,456,651		$12,509,133
Interest expense	$3,458,303	$10,915,130	$10,491,031	$14,073,177		$7,629,064
Depreciation	$1,942,495	$4,765,419	$5,965,107	$10,640,065		$11,160,418
Net income – Income tax basis	$(24,590)	(7,094,467)	(8,116,740)	$907,870		15,367,288
Taxable income (loss)
From operations	$(24,590)	$(7,094,467)	$(8,116,740)	$907,870		$15,367,288
From gain (loss) on sale	$—	$—	$—	$—		$—
Cash generated from operations	$1,294,795	$(3,517,045)	$(2,151,633)	$11,547,935		$9,527,705
Cash generated from sales	$—	$—	$—	$—	$
Cash generated from refinancing	$—	$10,627,218	$85,352,251	$61,063,997		$(1,020)
Cash generated from operations, sales and refinancing	$1,294,795	$7,110,173	$83,200,618	$72,611,932		$9,526,685
Less: Cash distribution to investors
From operating cash flow	$691,997	$3,100,000	$—	$—		$—
From sales and refinancing	$—	$—	$—	$—	$
From other	$—	$—	$—	$—	$
Cash generated after cash distributions	$602,798	$4,010,173	$83,200,618	$72,611,932		$9,526,685
Less: Special items	—	—	—	—
Cash generated after cash distributions and special items	$602,798	$4,010,173	$83,200,618	$72,611,932		$9,526,685
Tax and distribution data per $1,000 invested
Federal income tax results:
Ordinary income (loss)
from operations	$(1)	$(362)	$(414)	$46		$784
from recapture	—	—	—	—
Capital gain (loss)	—	—	—	—
Cash distributions to investors
Source (Income tax basis)	—	—	—	—
Investment income	$35	$158	$—	$—		$—
Return of capital	—	—	—	—
Source (on cash basis)
Sales	—	—	—	—
Refinancing	$—	$—	$—	$—		$—
Operations	$35	$158	$—	$—		$—
Other	$—	$—	$—	$—	$
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100.0%	100.0%	100.0%	100.0%		100.0%

TABLE III

OPERATING RESULTS OF PRIOR NON-PUBLIC PROGRAM PROPERTIES
Minot Dakota Square Mall
(Unaudited)

Table III summarizes the operating results for the Minot Dakota Square Mall non-public program which closed during the five years ended December 31, 2009. All figures are as of December 31 of the year indicated and are presented on the cash basis accounting method.

	Year Ended December 31,
	2005	2006	2007	2008	2009
Gross revenues	$7,427,841	$8,626,595	$8,846,511	$9,256,567		$9,126,984
Profit (loss) on sales of properties	—	—	—	—		—
Less:
Operating expenses	$2,914,861	$3,270,440	$3,420,383	$3,059,175		$3,145,296
Interest expense	$2,658,893	$4,461,373	$3,943,682	$3,947,981		$3,902,231
Depreciation	$1,984,643	$2,244,368	$2,051,468	$3,119,003		$2,842,424
Net income – Income tax basis	$(130,556)	$(1,349,586)	$(569,022)	$(869,591)		$(762,967)
Taxable income (loss)
From operations	$(130,556)	$(1,349,586)	$(569,022)	$(869,591)		$(762,967)
From gain (loss) on sale	$—	$—	$—	$—		$—
Cash generated from operations	$1,854,087	$894,783	$1,473,530	$2,182,923		$1,387,305
Cash generated from sales	$—	$—	$—	$—	$
Cash generated from refinancing	$—	$8,523,904	$1,096	$—		$—
Cash generated from operations, sales and refinancing	$1,854,087	$9,418,686	$1,474,627	$2,182,923		$1,387,305
Less: Cash distribution to investors
From operating cash flow	$1,143,333	$550,000	$700,000	$550,000		$550,000
From sales and refinancing	$—	$—	$—	$—	$
From other	$—	$—	$—	$—	$
Cash generated after cash distributions	$710,753	$8,868,686	$774,627	$1,632,923		$837,305
Less: Special items	—	—	—	—
Cash generated after cash distributions and special items	$710,753	$8,868,686	$774,627	$1,632,923		$837,305
Tax and distribution data per $1,000 invested
Federal income tax results:
Ordinary income (loss)
from operations	$(11)	$(114)	$(48)	$(74)		$(65)
from recapture	—	—	—	—
Capital gain (loss)	—	—	—	—
Cash distributions to investors
Source (Income tax basis)	—	—	—	—
Investment income	$97	$47	$59	$47		$47
Return of capital
Source (on cash basis)
Sales	—	—	—	—
Refinancing	$—	$—	$—	$—		$—
Operations	$97	$47	$59	$47		$47
Other	$—	$—	$—	$—	$
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100.0%	100.0%	100.0%	100.0%		100%

TABLE III

OPERATING RESULTS OF PRIOR NON-PUBLIC PROGRAM PROPERTIES
Williamsburg Mazel Outlets
(Unaudited)

Table III summarizes the operating results for the Williamsburg Mazel Outlets non-public program which have closed during the five years ended December 31, 2009. All figures are as of December 31 of the year indicated and are presented on the cash basis accounting method.

	Year Ended December 31,
	2005	2006	2007	2008	2009
Gross revenues	$—	$1,418,443	$1,587,714	$5,722,903		$7,734,505
Profit (loss) on sales of properties	—	—	—	—		—
Less:
Operating expenses	$—	$252,689	$399,256	$1,466,381		$1,906,189
Interest expense	$—	$1,055,205	$1,795,732	$2,567,272		$2,305,341
Depreciation	$—	$474,827	$504,683	$779,100		$1,788,036
Net income – Income tax basis	$—	$(364,278)	$(1,111,956)	$910,150		$1,734,939
Taxable income (loss)
From operations	$—	(364,278)	(1,111,956)	$910,150		$1,734,939
From gain (loss) on sale	$—	$—	$—	$—		$—
Cash generated from operations	$—	$110,549	$(607,274)	$1,689,250		$3,522,976
Cash generated from sales	$—	$—	$—	$—	$
Cash generated from refinancing	$—	$406,878	$8,983,279	$33,391,825		$1,542,663
Cash generated from operations, sales and refinancing	$—	$517,427	$8,376,006	$35,081,075		$5,065,639
Less: Cash distribution to investors
From operating cash flow	$—	$172,200	$5,000,000	$6,213,798		$4,198,903
From sales and refinancing	$—	$—	$—	$—	$
From other	$—	$—	$—	$—	$
Cash generated after cash distributions	$—	$345,227	$3,376,006	$28,867,278		$866,736
Less: Special items	—	—	—	—
Cash generated after cash distributions and special items	$—	$345,227	$3,376,006	$28,867,278		$866,736
Tax and distribution data per $1,000 invested	—	—	—	—
Federal income tax results:
Ordinary income (loss)
from operations	$—	$(34)	$(105)	$86		$164
from recapture	—	—	—	—
Capital gain (loss)	—	—	—	—
Cash distributions to investors
Source (Income tax basis)	—	—	—	—
Investment income	$—	$16	$473	$588		$397
Return of capital	—	—	—	—
Source (on cash basis)
Sales	—	—	—	—
Refinancing	$—	$—	$—	$—		$—
Operations	$—	$16	$473	$588		$397
Other	$—	$—	$—	$—	$
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	—	100.0%	100.0%	100.0%		100%

TABLE IV
RESULTS OF COMPLETED NON-PUBLIC PROGRAMS OF THE SPONSOR AND ITS AFFILIATES

	Larchmont	Netherwood	Regency	International Village
Dollar Amount Raised	$2,562,631	$681,085	$2,639,095	$2,739,916
Number of Properties Purchased	1	1	1	1
Date of Closing of Offering	December 2002	December 2003	October 2003	October 2003
Date of First Sale of Property	July 2008	July 2008	November 2008	November 2008
Date of Final Sale of Property	July 2008	July 2008	November 2008	November 2008
Tax and distribution data per $1,000 invested
Investment thru sale date
Net Income – Tax Basis, before minority interests(1)	$2,277	$11,918	$(1,047)	$(1,402)
Federal income tax results:
Ordinary income (loss)(1)	$306	$508	$(1,129)	$(1,647)
from operations(1)	$306	$508	$(1,129)	$(1,647)
from recapture(1)	$—	$—	$—	$—
Capital Gain (loss)(1)	$1,971	$11,410	$82	$245
Deferred Gain(1)	$—	$—	$—	$—
Capital(1)	$—	$—	$—	$—
Ordinary(1)	$—	$—	$—	$—
Cash distributions to investors:
Source (on Tax basis)
Investment Income	$—	$—	$—	$—
Return of capital	$2,563	$681	$294	$333
Other(1)	$7,471	$4,694	$—	$—
Source (on cash basis)
Sales	$7,302	$3,987	$—	$—
Refinancing	$—	$—	$—	$—
Operations	$2,732	$1,388	$294	$333
Other	$—	$—	$—	$—

(1)	Amount represents an estimate. Final tax returns are being finalized.

TABLE V
SALES OR DISPOSALS OF NON-PUBLIC PROGRAM PROPERTIES

This table provides summary information on the results of sales or disposals of properties by Non-Public Prior Programs having similar investment objectives to ours. All figures below are through December 31, 2009.

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale		Total
Prime Outlets – Anderson	December-03	Jul-05	$941,088		$8,739,063	$9,680,151
Prime Outlets – Odessa	December-03	Dec-05	$4,107,549		—	$4,107,549
Prime Outlets – Morrisville	December-03	Mar-06	$1,562,128		$6,081,400	$7,643,528
Prime Outlets – Warehouse Row	June-04	Oct-06	$13,131,821		$—	$13,131,821
Liberty Gardens	February-98	Oct-04	$12,138,460		$9,590,310	$21,728,770
Northwood Apartments	March-96	Jan-06	$2,323,531		$9,990,528	$12,314,059
ASC Capital Holdings	November-98	Aug-07	$2,564,782		$3,900,474	$6,465,256
Prime Outlets – Hilsboro	December-03	May-07	$17,806,634	$	—**	$17,806,634
Prime Outlets – Tracy	December-03	Apr-07	$20,173,617	$	—**	$20,173,617
Prime Outlets – Burlington	December-03	Aug-07	$1,656,101		$20,008,746	$21,664,847
Prime Outlets – Fremont	December-03	Aug-07	$1,104,213		$13,340,930	$14,445,143
Prime Outlets – Oshkosh	December-03	Aug-07	$1,623,224		$19,611,537	$21,234,762
Prime Outlets – Lodi	December-03	Aug-07	$(2,373,673)		$21,145,608	$18,771,935
PREIT Industrial – National	August-05	Aug-08	$476,675		$763,700	$1,240,375
PREIT Industrial – Airport	August-05	Oct-08	$118,293		$464,800	$583,093
PREIT Industrial – Allentown	August-05	Oct-08	$(128,288)		$411,500	$283,212
LS Member II – Shawnee Lot 4A	December-04	Sep-08	$(39,198)		$438,922	$399,725
Netherwood	December-03	Jun-08	$3,827,871		$3,689,646	$7,517,517
Regency	October-03	Nov-08	$(45,000)		$8,350,250	$8,305,250
International	October-03	Nov-08	$(67,500)		$12,685,956	$12,618,456

**	Mortgage balances paid off in 10/11/06 refinance. Outstanding amount at 10/11/06 was $37.2 million. Mortgage proceeds were sent to partnership.

Cost of Properties Including Closing and Soft Costs

Property	Original Mortgage Financing	Cash Acquisition Costs, Capital Improvements, Closing and Soft Costs	Total	Excess (Deficiency) Cash over Cash Expenditures
Prime Outlets – Anderson	$3,988,173	$7,666,150	$11,654,323	$12,011,132
Prime Outlets – Odessa	$—	$2,887,658	$2,887,658	$4,099,509
Prime Outlets – Morrisville	$—	$19,780,805	$19,780,805	$5,606,723
Prime Outlets – Warehouse Row	$—	$5,882,710	$5,882,710	$5,569,861
Liberty Gardens	$9,150,000	$1,673,014	$10,823,014	$534,892
Northwood Apartments	$7,888,000	$10,379,543	$8,000,000	$212,320
ASC Capital Holdings	4,625,000	2,948,899	7,573,899	(1,113,436)
Prime Outlets – Hilsboro	28,257,364	32,314,665	60,572,029	18,308,069
Prime Outlets – Tracy	12,114,635	11,125,045	23,239,680	21,127,506
Prime Outlets – Burlington	12,971,187	12,646,131	25,617,318	14,792,344
Prime Outlets – Fremont	12,467,079	15,327,382	27,794,461	33,372,145
Prime Outlets – Oshkosh	12,833,669	18,800,752	31,634,421	18,322,583
Prime Outlets – Lodi	23,481,000	3,868,966	27,349,966	18,671,603
PREIT Industrial – National	$763,700	150,093	913,793	596,607
PREIT Industrial – Airport	$464,800	14,211	479,011	170,231
PREIT Industrial – Allentown	$411,500	(283,677)	127,823	72,507
LS Member II – Shawnee Lot 4A***	438,922	11,078	450,000	—
Netherwood	3,040,000	899,008	3,939,008	4,770,653
Regency	8,820,000	1,591,544	10,411,544	(1,583,761)
International	13,430,000	2,030,472	15,460,472	(2,347,889)

***	LS Member II Shawnee Land — small parcel of land near Shawnee mall sold.